UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
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              In the Matter of

NATIONAL FUEL GAS COMPANY                                    EIGHTH
LEIDY HUB, INC.                                           CERTIFICATE
ENERCHANGE                                                PURSUANT TO
                                                            RULE 24
File No. 70-8655

(Public Utility Holding Company Act of 1935)
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                  In accordance  with the terms of the Order dated September 22,
1995 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc. to acquire an interest in Enerchange (File No. 70-8655, HCAR No. 35-26379), National has filed the required income statement and balance sheet reflecting the activities of Leidy Hub, Inc. and the Leidy Hub/Hub Services partnership in the Fifteenth Certificate Pursuant to Rule 24 in the matter of National, Leidy Hub, Inc. and Ellisburg-Leidy Northeast Hub Company (File No. 70-8417, HCAR No. 35-26093) and such is incorporated herein by reference.

                  IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 8th day of August, 1997.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY



                  By /s/Gerald T. Wehrlin
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                                Gerald T. Wehrlin
                    Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company